U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549


FORM 12b-25
Commission File Number 0-29804


NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-QSB [ ] Form N-SAR

     For Period Ended: March 31, 1999

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I-Registrant Information


     Full Name of Registrant CENTER STAR GOLD MINES, INC.

     Former Name if Applicable

     Address of principal executive office (Street and number) 4970 South 900 East Suite F104

     City, State and Zip Code SALT LAKE CITY, UTAH 84117


Part II-Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]     a.The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]     b.The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]     c.The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


Part III-Narrative

     State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

     The auditor for the Company's financial statements has been preparing the audit for the financial statements for the year ended December 31, 1998, for use by the Company in a proposed post-effective amendment to the Company's Form 10-SB registration statement. The audit should be completed not later than May 18, 1999. As soon as the audit is completed, the Company can prepare the numbers for the first quarter 10-QSB.

Part IV-Other Information

     1.Name and telephone number of person to contact in regard to this notification

               Howard M. Oveson          801359-9309
               (Name)                    (Area Code)     (Telephone No.)

     2.Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[  ] Yes     [  ] No

     This item is inapplicable, because the Company the quarterly report on Form 10-QSB for the quarter ended March 31, 1999, is the first report required to be filed by the Company under section 13 or 15(d) of the 1934 Act.

     3.Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

     CENTER STAR GOLD MINES, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 1999    By /s/ Howard M. Oveson, President